PE 1/9/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 26 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE





15005596

February 26, 2015

Act: 1934
Section: 14a-8 (OPS)
Rule:
Public
Availability: 2-26-15

Anthony M. Pepper
Praxair, Inc.
tony_pepper@praxair.com

Re: Praxair, Inc.
Incoming letter dated January 9, 2015

Dear Mr. Pepper:

This is in response to your letter dated January 9, 2015 concerning the shareholder proposal submitted to Praxair by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Praxair, Inc.
Incoming letter dated January 9, 2015

The proposal requests that the board adopt a policy that the chairman shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship.

We are unable to concur in your view that Praxair may exclude the proposal under rule 14a-8(i)(3). You have expressed your view that the proposal is vague and indefinite because it does not explain whether a director's stock ownership in accordance with the company's stock ownership guidelines is a permissible "financial connection." Although the staff has previously agreed that there is some basis for your view, upon further reflection, we are unable to conclude that the proposal, taken as a whole, is so vague or indefinite that it is rendered materially misleading. Accordingly, we do not believe that Praxair may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We note that Praxair did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Anthony M. Pepper
Assistant General Counsel, Assistant Secretary and Chief Governance Officer

Praxair, Inc.
39 Old Ridgebury Road
Danbury, CT 06810-5113
Phone: 203-837-2264
Fax: 203-837-2545
Email: Tony_Pepper@Praxair.com

January 9, 2015

VIA EMAIL: shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Praxair, Inc. — Request to Omit Shareholder Proposal of John Chevedden Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Praxair, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2015 Annual Meeting of Shareholders (together, the "2015 Proxy Materials") a shareholder proposal submitted to the Company on October 11, 2014 (including its supporting statement, the "Proposal") by John Chevedden (the "Proponent"). The full text of the Proposal and all other relevant correspondence with the Proponent are attached hereto as Exhibit A.

The Company believes that the Proposal may be omitted from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite and would therefore be inherently misleading. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2015 Proxy Materials.

This letter constitutes our statement of the reasons why we deem this omission to be proper. We have submitted this letter, including its exhibits, to the Commission via e-mail to shareholderproposals@sec.gov. A copy of this letter is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2015 Proxy Materials.

The Proposal

The resolution contained in the Proposal reads as follows:

> *"Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair."*

The supporting statement included in the Proposal is set forth in Exhibit A.

Grounds for Omission

The Proposal is impermissibly vague and indefinite and would therefore be inherently misleading.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareholder proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004). The Staff has also stated that a proposal is considered to be misleading for purposes of Rule 14a-8(i)(3) in situations where "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

As discussed in more detail below, the language of the Proposal, as applied to the Company, is vague and indefinite in that the key term "nontrivial . . . financial connection" is subject to multiple interpretations, such that the Company and shareholders cannot determine how to appropriately interpret the Proposal. The Staff has concurred on numerous occasions that a proposal may be excluded where it fails to define key terms or otherwise to provide necessary guidance on its implementation, so that neither the company nor the shareholders would be able to determine with any reasonable certainty what actions or measures the proposal would require if approved.

Most notably, in *Pfizer Inc.* (avail. Dec. 22, 2014), the Staff concurred in the exclusion of a shareholder proposal that has identical wording to the Proposal. The Staff agreed that, as applied to Pfizer, "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Pfizer argued that it was unclear whether the term "nontrivial . . . financial connection" would encompass ownership of Pfizer shares, in which case, approval and implementation of the proposal would have had the effect of disqualifying all of Pfizer's non-employee directors from serving as independent chairman due to the fact that Pfizer's stock ownership guidelines require non-employee directors to hold Pfizer shares.

This conclusion is consistent with the outcome in *Abbott Laboratories* (avail. Jan. 13, 2014), wherein the Staff permitted the exclusion of a proposal requesting that the board adopt a bylaw to provide for an independent lead director where the standard of independence would require that such person's directorship "constitutes his or her only connection" to the company. In that instance the Staff agreed with the company's argument that it was unclear whether the term "connection" encompassed ownership of Abbott shares, in which case, the proposal would have had the effect of disqualifying all of Abbott's directors from serving as independent lead director based on the fact that all non-employee directors are required to hold Abbott shares pursuant to stock ownership guidelines.

The Proposal, as applied to the Company, exhibits the exact same ambiguity and resulting uncertainties as outlined above with regard to *Pfizer* and *Abbott*. The Proposal defines an independent director as someone whose directorship constitutes his or her only "nontrivial professional, familial or financial connection to the company or its CEO." The intended meaning of this key phrase is not further explained or detailed in the Proposal. In particular, it is unclear from the Proposal whether the Proposal would restrict stock ownership as a "nontrivial . . . financial connection." As in *Pfizer*, the Company has significant director stock ownership guidelines applicable to all non-management directors, which have the effect of *necessitating* non-trivial financial exposure to the Company. As disclosed in the Company's proxy statement for its 2014 annual meeting, all non-management directors must acquire and hold shares of the Company's stock equal in value to at least four times the base cash retainer for non-management directors (currently $100,000 x 4 = $400,000). The proxy statement further discloses that directors have five years from their initial election to meet the guidelines, and that most directors substantially exceed the guidelines. The effect of these guidelines (in fact, their intent) is to ensure one type of "nontrivial financial connection" between the directors and the Company—that of significant stock ownership.

Due to the vague and indefinite wording of the Proposal and the lack of further guidance, neither the shareholders voting on the Proposal nor the Company in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty whether all of the Company's non-management directors would or should be disqualified from serving as independent chairman based on the fact that they hold significant amounts of Company stock as required by the director stock ownership guidelines. Accordingly, any action ultimately taken by the Company upon implementation of the Proposal (e.g., prohibiting directors from owning nontrivial amounts of the Company's stock) could be significantly different from the actions envisioned by the Proponent and shareholders voting on the Proposal.

Based on the foregoing, we respectfully request that the Staff confirm it will not recommend enforcement action if the Company omits the Proposal from the 2015 Proxy Materials on the basis that it is impermissibly vague and indefinite and inherently misleading under Rule 14a-8(i)(3).

Waiver of 80-Day Submission Requirement

Rule 14a-8(j) requires a company to file its reasons for excluding a shareholder proposal from its proxy materials with the Commission at least 80 calendar days before it files its definitive proxy materials, unless the company demonstrates good cause for missing this deadline. This letter is being submitted 66 calendar days before the anticipated filing date for the Company's 2015 Proxy Materials (March 16, 2015). The Company believes, however, that it has good cause for failing to meet the 80-day deadline.

The Company's view on receiving the Proposal was that the reference to "nontrivial professional, familial or financial connection" was vague and indefinite, and the Company was unclear on how this provision should be interpreted in practice. However, the Company noted that in earlier letters, such as *Mylan Inc.* (avail. Jan. 16, 2014) and *Aetna Inc.* (avail. Mar. 1, 2013), which included identically worded proposals, the Staff had rejected arguments by companies that this phrase was so vague and indefinite as to warrant exclusion of the proposal under Rule 14a-8(i)(3).

On January 8, 2015, the Company obtained a copy of the Staff's response to Pfizer, which is dated December 22, 2014, but has not yet been posted to the SEC's Rule 14a-8 website. The *Pfizer* letter clarified that the Staff agrees that this language supports exclusion under Rule 14a-8(i)(3), particularly in light of potential uncertainty as to the interplay with a company's stock ownership guidelines for directors.

In order to have satisfied the 80-day deadline, the Company would have had to submit this letter by December 26, 2014, which is after the date of the *Pfizer* letter, but before it was available to the Company. The Company is submitting this letter *one business day* after it received a copy of the *Pfizer* letter. Because, at each stage in the process, the Company was attempting in good faith to act in a manner consistent with the available Staff positions on identically worded proposals, the Company believes that it has good cause for its inability to meet the 80-day requirement. Accordingly, the Company respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (203) 837-2264 or by e-mail at tony_pepper@praxair.com. Thank you for your attention to this matter.

Very truly yours,



Anthony M. Pepper
Assistant General Counsel, Assistant
Secretary and Chief Governance Officer

Attachment

cc: John Chevedden

EXHIBIT A

TEXT OF PROPOSAL AND RELATED CORRESPONDENCE

(Please see the attached.)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16*** *** FISMA & OMB Memorandum M-07-16***

Mr. James T. Breedlove
Corporate Secretary
Praxair, Inc. (PX)
39 Old Ridgebury Road
Danbury CT 06810
PH: 203-837-2000
FX: 800-772-9985

Dear Mr. Breedlove,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16***
*** FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

October 11, 2014
Date

*** FISMA & OMB Memorandum M-07-16***
Continuous company shareholder since 2011

cc: Anthony M. Pepper <Tony_Pepper@Praxair.com>
Assistant Corporate Secretary
PH: 203-837-2264
FX: 203-837-2515

[PX: Rule 14a-8 Proposal, October 11, 2014]

Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

An added incentive to vote for this proposal is our Company's clearly improvable corporate governance as reported in 2014:

GMI Ratings, an independent investment research firm rated our company D in regard to our board, executive pay, accounting and environmental issues. There was $12 million in 2013 Total Realized Pay for Stephen Angel and he had an excessive pension and excessive perks. There was also the potential for excessive golden parachutes and the potential for long-term CEO incentive pay for below-median performance. It was thus not surprising that our executive pay committee had 2 directors negatively flagged by GMI.

Altogether we had 3 negatively flagged directors (due to bankruptcies) who occupied 6 board committee seats. Robert Wood, our Lead Director and chairman of our nomination committee was negatively flagged because he was on the Chemtura Corporation board when it went bankrupt. Oscar De Paula Bernardes and Wayne Smith were each negatively flagged because they were on the Delphi Corporation and Citadel Broadcasting boards respectively, when these companies went bankrupt. Mr. Bernardes received 10-times as many negative votes as some directors and held 6 seats on public boards – risk of distraction.

GMI said Praxair's ESG profile was a reflection of serious concerns related to Pay, Board, Accounting, and Environmental impact. Flagged KeyMetrics included Combined CEO/Chair, Golden Parachutes, CEO Pay, Social Impact Events, Carbon Emissions, and Negative Director Votes.

Five directors had served for 10 to 22-years. GMI said long-tenured directors can often form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. These long-tenured directors held 55% of the seats on our board committees – further extending their influence.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16***



Re: Rule 14a-8 Proposal (PX)``
Tony Pepper *** FISMA & OMB Memorandum M-07-16*** 10/16/2014 04:16 PM

John,

Would you please send me proof of Praxair stock ownership? Otherwise, I will send you are typical request for that ownership in the next day or so. Thanks.

Tony Pepper
Senior Counsel & Assistant Corporate Secretary
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
*** FISMA & OMB Memorandum M-07-16***
(203) 837-2515 (Fax)

*** FISMA & OMB Memorandum M-07-16*** Mr. Pepper, Please see the attached Rule 14a-8... 10/11/2014 01:59:47 PM

From:	*** FISMA & OMB Memorandum M-07-16***
To:	"Anthony M. Pepper" <Tony_Pepper@Praxair.com>
Date:	10/11/2014 01:59 PM
Subject:	Rule 14a-8 Proposal (PX)``

Mr. Pepper,
Please see the attached Rule 14a-8 Proposal intended as one low cost means to improve company performance.
Sincerely,
John Chevedden [attachment "CCE00001.pdf" deleted by Tony Pepper/USA/NA/Praxair]



Rule 14a-8 Proposal (PX)
*** FISMA & OMB Memorandum M-07-16***
to:
Tony Pepper
10/16/2014 04:31 PM
Hide Details
From: *** FISMA & OMB Memorandum M-07-16***

To: Tony Pepper <Tony_Pepper@Praxair.com>

History: This message has been replied to and forwarded.

Mr. Pepper,
Thank you for the acknowledgement of the rule 14a-8 proposal.
I will forward the letter to verify stock ownership next week.
You email message has automatically established the due date for this letter.
Sincerely,
John Chevedden



Praxair Shareholder Proposal-Request for Proof of Stock Ownership
Tony Pepper to *** FISMA & OMB Memorandum M-07-16*** 10/22/2014 05:08 PM
Bcc: Guillermo Bichara

Mr. Chevedden,

Attached is a letter and its referenced SEC rules and Staff guidelines regarding your recent shareholder proposal submitted to Praxair. We are requesting proof of your ownership of Praxair stock as required by the SEC's rules. I am also sending the attached to you via certified mail, return receipt requested. Thank you.


SEC SLB 14F (10-18-11).pdf

Chevedden Proof of Stock Ownership Request (10-22-14).pdf

SEC Rule 14a-8.pdf

Tony Pepper
Senior Counsel & Assistant Corporate Secretary
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
*** FISMA & OMB Memorandum M-07-16***
(203) 837-2515 (Fax)

*** FISMA & OMB Memorandum M-07-16*** Mr. Pepper, Thank you for the acknowledgement... 10/16/2014 04:31:09 PM

From:	*** FISMA & OMB Memorandum M-07-16***
To:	Tony Pepper <Tony_Pepper@Praxair.com>
Date:	10/16/2014 04:31 PM
Subject:	Rule 14a-8 Proposal (PX)

Mr. Pepper,
Thank you for the acknowledgement of the rule 14a-8 proposal.
I will forward the letter to verify stock ownership next week.
You email message has automatically established the due date for this letter.
Sincerely,
John Chevedden



39 OLD RIDGEBURY ROAD, DANBURY, CT 06810-5113

ANTHONY M. PEPPER
SENIOR LEGAL COUNSEL &
ASSISTANT SECRETARY

Tel. 203-837-2264
Fax: 203-837-2515
tony_pepper@praxair.com

October 22, 2014

Via E-Mail to *** FISMA & OMB Memorandum M-07-16 *** and Via Certified Mail, Return Receipt Requested

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16***

Re: Shareholder Proposal Submitted To Praxair, Inc. ("Praxair")

Dear Mr. Chevedden:

This letter is being sent to you (the "Proponent") in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, pursuant to which we must notify you of any procedural or eligibility deficiencies in the Proponent's shareholder proposal dated October 11, 2014 and received by us on that date (the "Proposal"), as well as of the time frame for your response to this letter.

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted. Praxair's stock records do not indicate that the Proponent is the record owner of any shares of common stock, and you did not submit to Praxair any proof of ownership contemplated by Rule 14a-8(b)(2). For this reason, we believe that the Proposal may be excluded from our proxy statement for our upcoming 2015 annual meeting of shareholders unless this deficiency is cured within 14 days of your receipt of this letter.

To remedy this deficiency, you must provide sufficient proof of the Proponent's ownership of the requisite number of shares of Praxair common stock for the one-year period preceding and including October 11, 2014, the date the Proposal was submitted to us. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of shares for at least one year; or

- if the Proponent has filed with the Securities and Exchange Commission (the "SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level and a written statement that it has continuously held the requisite number of shares for the one-year period.

In SEC Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, the SEC's Division of Corporation Finance has provided guidance on the definition of "record" holder for purposes of Rule 14a-8(b). SLB 14F, a copy of which is attached for your reference, provides that for securities held through The Depository Trust Company ("DTC"), only DTC participants should be viewed as "record" holders. If the Proponent holds its shares through a bank, broker or other securities intermediary that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank, broker or other securities intermediary holds the shares. As indicated in SLB 14F, this may require you to provide two proof of ownership statements – one from the Proponent's bank, broker or other securities intermediary confirming the Proponent's ownership, and the other from the DTC participant confirming the bank's, broker's or other securities intermediary's ownership. A list of DTC participants can be found at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. We urge you to review SLB 14F carefully before submitting the proof of ownership to ensure it is compliant.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you first received this letter. We have attached for your reference copies of Rule 14a-8 and SLB 14F. We urge you to review the SEC rule and Staff guidance carefully before submitting the proof of ownership to ensure it is compliant

If you have any questions with respect to the foregoing, please contact me (203) 837-2264. You may address any response to me at the address on the letterhead of this letter, by facsimile at (203) 837-2515 or by e-mail at tony_pepper@praxair.com.

Very truly yours,





Rule 14a-8 Proposal (PX) blb

FISMA & OMB Memorandum M-07-16 to: Tony Pepper 10/22/2014 07:48 PM

History: This message has been replied to and forwarded.

1 attachment



CCE00017.pdf

Mr. Pepper,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045



Post-it® Fax Note 7671	Date 10-22-14	# of pages ▸
To Anthony Pepper	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone	
Fax # 203-837-2515	Fax #	

PX

*** FISMA & OMB Memorandum M-07-16***

October 22, 2014

John R. Chevedden
Via facsimile to OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100.000 shares of AutoNation Inc. (CUSIP: 05329W102, trading symbol: AN), no fewer than 50.000 shares of DTE Energy Company (CUSIP: 233331107, trading symbol: DTE), no fewer than 60.000 shares of BorgWarner, Inc. (CUSIP: 099724106, trading symbol: BWA), no fewer than 50.000 shares of Occidental Petroleum Corp. (CUSIP: 674599105, trading symbol: OXY), no fewer than 50.000 shares of O'Reilly Automotive, Inc. (CUSIP: 67103H107, trading symbol: ORLY) and no fewer than 50.000 shares of Praxair, Inc. (CUSIP: 74005P104, trading symbol: PX) since July 1, 2013 (in excess of fifteen months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W968145-22OCT14





Re: Rule 14a-8 Proposal (PX) blb
Tony Pepper to *** FISMA & OMB Memorandum M-07-16*** 10/23/2014 11:49 AM

Received, thanks.

Tony Pepper
Senior Counsel & Assistant Corporate Secretary
Praxair, Inc.
Law Dept., M1-539
39 Old Ridgebury Road
Danbury, CT 06810-5113
(203) 837-2264 (Office)
*** FISMA & OMB Memorandum M-07-16***
(203) 837-2515 (Fax)

*** FISMA & OMB Memorandum M-07-16*** Mr. Pepper, Attached is the rule 14a-8 proposal... 10/22/2014 07:48:30 PM

From: *** FISMA & OMB Memorandum M-07-16***
To: Tony Pepper <Tony_Pepper@Praxair.com>
Date: 10/22/2014 07:48 PM
Subject: Rule 14a-8 Proposal (PX) blb

Mr. Pepper,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden



CCE00017.pdf